UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MICROVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34170	91-1600822
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

6244 185th Avenue NE, Suite 100

Redmond, Washington 98052

(Address of principal executive offices) (Zip Code)

David J. Westgor, Vice President, General Counsel and Secretary, (425) 936-6847

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD is filed as provided for in Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2020 to December 31, 2020.

Our business is focused on developing a lidar sensor to be used in automotive safety and autonomous driving applications. Our lidar sensor uses our pioneering laser beam scanning (LBS) technology. Our LBS technology is based on our patented expertise in systems that include micro-electrical mechanical systems (MEMS), laser diodes, opto-mechanics, electronics, algorithms and software and how those elements are packaged into a small form factor. Our lidar sensor also uses edge computing and machine intelligence as part of the solution. Though automotive lidar is our priority now, we have developed solutions for Augmented Reality, Interactive Displays, and Consumer Lidars.

We are developing our 1st generation lidar sensor, which we call Long Range Lidar (LRL), for OEM and Tier-1 automotive suppliers to be incorporated into automotive active collision avoidance systems and autonomous driving vehicles. This product will also be targeted for sales to technology companies focused on Mobility as a Service (MaaS). MaaS customers are currently major users of automotive lidar sensors. In addition to our automotive lidar sensor, we have developed micro-display concepts and designs that could be utilized in head-mounted Augmented Reality (AR) headsets and have developed a 1440i MEMS module that can support augmented reality headsets. We have also developed a display solution targeted at the smart speaker market, which we call an Interactive Display module. This display is designed to project onto a countertop, tabletop or a wall from inside a smart speaker. The user can then touch the projected image on any surface on which the display is visible and it will behave like a touchscreen, as on a tablet or smartphone. Lastly, we have developed a small lidar sensor, which we call Consumer Lidar, for use indoors with smart home systems. This allows for a smart home system to understand what is happening in the home and then enable the smart home to respond in an appropriate way.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As indicated above, we are primarily focused on developing our technology and, while selling LBS engines and components to ODMs and OEMs is part of our growth strategy as described above, we generally are not presently in the business of manufacturing or contracting to manufacture any consumer products. However, from time to time we do procure components for packaged MEMS, provide them to third parties that assemble the components for us and sell packaged MEMS to our customers. The Securities Exchange Commission (SEC) has stated that whether a company is considered under the Rule to “contract to manufacture” a product depends on the degree of influence the company exercises over the “…materials, parts, ingredients, or components to be included in any product…,” but the SEC has not provided much guidance as to the circumstances that would result in sufficient influence to fall within the scope of the Rule. As a result, it is possible that we may manufacture or contract to manufacture products within the meaning of the Rule. To the extent we do so, we do not purchase any Conflict Minerals for these components directly from mines, smelters or refiners. We sometimes acquire components from suppliers and those components are used in the assembly of MEMS for us by third parties. It is also the case that some components are sourced directly by these parties that are assembling products for us and are incorporated into MEMS packages. We must therefore rely on our suppliers to provide information regarding the composition and origin of such components.

We have conducted a good faith reasonable country of origin inquiry by contacting and making inquiries of our suppliers. These inquiries were designed to determine whether any of the components supplied to us contained Conflict Minerals and, if so, whether such Conflict Minerals originated in the Covered Countries. Each of our suppliers indicated that Conflict Minerals were necessary to the functionality or production of the components it supplies to us but that such Conflict Minerals did not originate from the Covered Countries. As a result, following this inquiry, we do not have reason to believe that the Conflict Minerals that are necessary to the functionality or production of products that we may be considered to manufacture or contract to manufacture may have originated in the Covered Countries. This information is publicly available on the corporate governance page of the investors section of our website, www.microvision.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MICROVISION, INC.
Date: May 27, 2021
	By:	/s/ Kevin D. Wills
Kevin D. Wills Corporate Secretary